Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

Convio, Inc.

at

$16.00 Net Per Share

by

Caribou Acquisition Corporation,

a wholly owned subsidiary of

Blackbaud, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 22, 2012 UNLESS THE OFFER IS EXTENDED.

Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), a Delaware corporation, is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (“Convio” or the “Company”), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 16, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides for the merger of Purchaser with and into the Company (the “Merger”) following the purchase of the Shares, with Convio as the surviving corporation and a wholly owned subsidiary of Blackbaud.

At a meeting held on January 16, 2012, the disinterested members of the board of directors of Convio unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages iii through v.

January 25, 2012

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal, mail, deliver or send by facsimile transmission the Letter of Transmittal (or such facsimile thereof) and any other required documents to Computershare Inc. (the “Depositary”) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. In the case of a book-entry transfer, an Agent’s Message (as defined below) must be used in lieu of the Letter of Transmittal.

If you desire to tender Shares and the certificates representing such Shares are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Any questions and requests for assistance may be directed to Georgeson Inc., the information agent (the “Information Agent”) for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and might not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase, Schedule I to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. (“Convio” or the “Company”).

Price Offered Per Share	$16.00 per Share, net to the seller in cash without interest (subject to applicable withholding taxes).

Parties to the Tender Offer	Caribou Acquisition Corporation (“Purchaser”) is offering to purchase (the “Offer”) the Shares. Purchaser is a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”).

See the Introduction and Section 9 entitled “Certain Information Concerning Parent, Purchaser and their Affiliates” of this Offer to Purchase.

Scheduled Expiration Time	12:00 midnight, New York City time, on Wednesday, February 22, 2012, unless the initial offering period is extended as set forth below.

Minimum Condition	Purchaser must become the owner of a majority of all Shares then outstanding on a fully diluted basis, including those Shares issuable pursuant to vested options and other rights to purchase Shares then outstanding with a per share purchase price of $16.00 or less (the “Minimum Condition”).

Other Information

•

The Offer is the first step in Blackbaud’s plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer is successful, Blackbaud, through Purchaser, will acquire any remaining Shares in a merger of Purchaser with and into Convio (the “Merger”), with Convio to continue as the surviving corporation and as a wholly owned subsidiary of Blackbaud. Holders of Shares will have appraisal rights in the Merger, but not in the Offer. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

•

The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on February 22, 2012 (or the latest time and date as the Offer may be extended (the “Expiration Date”)), unless the Offer is extended. If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived by Parent or Purchaser, but each such condition is reasonably capable of being satisfied at or prior to June 30, 2012 or September 30, 2012 in the case of conditions related to antitrust matters (the “Outside Date”), Purchaser must extend the Offer, at the request of the Company, for one or more successive periods of not more than 10 business days in order to permit the satisfaction of such conditions, but not beyond the Outside Date.

Purchaser may, in its sole discretion, without the consent of Convio, extend the Offer for one period of not more than five business days, if at any otherwise scheduled Expiration Date all of the conditions to the Offer have been satisfied or waived by Blackbaud or Purchaser, but the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the then outstanding Shares on a fully diluted basis. Purchaser must also extend the Offer for any period or periods required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer. In neither of these events may the Offer be extended beyond the Outside Date.

•

If the Offer is extended, Parent will inform Computershare, the depositary (the “Depositary”) for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the first business day following the then scheduled Expiration Date.

•

In connection with entering into the Merger Agreement, Parent has entered into a Tender and Support Agreement with each of the Convio directors, officers and certain other stockholders (who collectively own approximately 31.3% of the outstanding Shares). Pursuant to the terms of the Tender and Support Agreement, each of the directors and officers of the Company and the stockholders of the Company party to that Agreement have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Conditions to the Offer

Purchaser will not be obligated to complete the Offer unless, among other things, as of any scheduled Expiration Date:

•	the Minimum Condition has been met; and

•	certain other events described in Section 15—“Certain Conditions to the Offer”—have not occurred and are not continuing, regardless of the circumstances giving rise to such events or conditions.

See Section 15—“Certain Conditions to the Offer.”

Procedures for Tendering

  If you wish to accept the Offer and tender your Shares, you must do the following:

•

If you are a record holder (i.e., a stock certificate has been issued to you), deliver the certificates representing your Shares, together with a completed and signed version of the enclosed Letter of Transmittal and any other documents required by the Letter of Transmittal, and have your signature guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal to the Depositary, not later than the time the Offer expires;

•

If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days on the Nasdaq Global Market. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

See Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares.”

Withdrawal Rights

•

You may withdraw tendered Shares at any time prior to 12:00 Midnight, New York City time, on Wednesday, February 22, 2012 or such later date as the Offer may be extended. Unless accepted for payment pursuant to the Offer, tendered Shares may also be withdrawn at any time after March 25, 2012. However, if Purchaser provides a subsequent offering period, you will not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period.

•

To withdraw Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares.

See Section 4 entitled “Withdrawal Rights.”

Additional Information

•

See Section 1 entitled “Terms of the Offer,” Section 12 entitled “Purpose of the Offer; Plans for the Company,” Section 13 entitled “Transaction Documents,” Section 14 entitled “Dividends and Distributions,” Section 15 entitled “Certain Conditions to the Offer,” Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” and Section 17 entitled “Appraisal Rights” of this Offer to Purchase for a more complete description of the Offer and the transactions contemplated following the consummation of the Offer.

v

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a stockholder of Convio, Inc. (“Convio” or the “Company”), might have about the tender offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary is not complete and might not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Unless the context indicates otherwise, we will use the terms “we,” “us” or “our” in this Offer to Purchase to refer to Caribou Acquisition Corporation (“Purchaser”) and, where appropriate, Blackbaud, Inc. (“Blackbaud” or “Parent”).

Who is offering to purchase my shares?

Purchaser is a Delaware corporation incorporated on January 9, 2012 and a wholly owned subsidiary of Blackbaud, a Delaware corporation originally organized as a New York corporation in 1982.

Purchaser has conducted no activities to date other than activities incidental to its formation and in connection with acquiring the Company. See the Introduction and Section 9 entitled “Certain Information Concerning Purchaser, and their Affiliates” of this Offer to Purchase for more information on Purchaser, Parent and their respective affiliates.

What securities are you offering to purchase?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio for $16.00 per Share net to the seller in cash, without interest thereon (subject to applicable withholding taxes).

What does the Board of Directors of Convio think of the offer?

The disinterested members of the Board of Directors of Convio have, among other things, unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders;

•	approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

A description of the Company Board of Directors’ approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase. See “Introduction” to this Offer to Purchase.

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to the depositary not later than the time the Offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. The share certificates representing tendered Shares must be received by the depositary or Shares must be tendered pursuant to book-entry transfer procedures and a book-entry confirmation must be received by the depositary prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available). If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Global Market trading days. However, the depositary must receive the missing items within that three trading day period for the tender to be valid. See “Procedures for Accepting the Offer and Tendering Shares”— Section 3.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to Purchaser in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See the Introduction and Section 18 entitled “Certain Fees and Expenses” of this Offer to Purchase for more information.

Do you have the financial resources to pay the purchase price in the Offer?

Yes. We estimate that we will need approximately $330 million to purchase all of the issued and outstanding Shares pursuant to the Offer and approximately $14 million to pay related transaction fees and expenses. Blackbaud has received a commitment from JPMorgan Chase Bank, N.A. and SunTrust Bank to provide it with senior secured credit facilities in an aggregate amount of $325 million (“Senior Secured Credit Facilities”), comprised of a $100 million term loan facility and a $225 million revolving credit facility. Subject to certain conditions, the Senior Secured Credit Facilities will be available to Blackbaud to finance the Offer, the Merger, repay or refinance certain existing indebtedness of Blackbaud and Convio and pay related fees and expenses. Parent will contribute or otherwise advance to Purchaser all or a portion of the Senior Secured Credit Facilities together with cash on hand, such that together Purchaser will have sufficient funds to pay for the Shares and all related fees and expenses. The commitments under the Senior Secured Credit Facility are subject to certain conditions. The Offer is not conditioned upon any financing arrangements. See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We believe our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we intend to acquire all remaining Shares in the subsequent merger for the same cash price; and

•

Blackbaud has received debt commitments in respect of funds sufficient, together with cash on hand, to purchase all Shares tendered pursuant to the Offer and has agreed to provide Purchaser with such funds.

See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase for more information.

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Wednesday, February 22, 2012 to tender your shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “Procedures for Accepting the Offer and Tendering Shares” in Section 3 of this Offer to Purchase.

If a broker, dealer, bank, trust company or other nominee holds your shares it is likely that such nominee has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact the broker, dealer, bank, trust company or other nominee to find out its applicable deadline.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the offer beyond Wednesday, February 22, 2012 in the following circumstances:

•

the Purchaser must, at the written request of the Company, extend the Offer from time to time for successive periods of no more than ten (10) business days each if, at the scheduled or extended expiration date of the Offer, any of the conditions of the Offer have not been satisfied or waived, until such conditions are satisfied or waived;

•	the Purchaser shall extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof; or

•

the Purchaser may extend the Offer one time for up to five business days if all of the conditions to Purchaser’s obligations to accept the Shares for payment are satisfied or waived but the number of tendered Shares is less than 90% of the fully-diluted outstanding Shares.

No extension shall extend the Offer beyond September 30, 2012. Under certain circumstances following the Purchaser’s acceptance of and payment for Shares tendered in the Offer, Purchaser may, at its sole option, provide a subsequent offering period of not less than three or more than 20 business days after the expiration of the Offer. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “Terms of the Offer”— Section 1.

If I accept the Offer, when will I be paid?

If the conditions to the Offer as set forth in the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $16.00 (less any applicable withholding taxes), promptly following expiration of the Offer. See Section 2 entitled “Acceptance for Payment and Payment” of this Offer to Purchase for more information.

If I do not tender my Shares but the Offer is successful, what will happen to my Shares?

If the Offer is successful and we become the owner of more than 90% of the outstanding Shares, we will then own a sufficient number of Shares to cause the Merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute. If the Merger takes place, Purchaser will own all of the Shares, and all stockholders of the Company remaining after the Offer other than us (and other than stockholders validly exercising appraisal rights) will receive $16.00 per Share in cash, without interest, less any required withholding taxes.

Therefore, if the Offer is successful and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), upon the consummation of the Merger you will receive the same price per share as you would have received had you tendered your Shares into the Offer.

If we do not acquire, whether in the Offer or upon exercise of the top-up option (as described below), a sufficient number of Shares to cause the Merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute, the Merger will not occur until it is approved at a meeting of the Company’s stockholders. At the stockholders meeting, we will vote our Shares in favor of the Merger. However, an information statement complying with applicable rules of the Securities and Exchange Commission

(“SEC”) will be required to be circulated to stockholders in connection with the stockholders meeting, which will require the Company to prepare certain financial statements in accordance with applicable law. As a result, the consummation of the Merger may be significantly delayed. Any remaining holders of Shares will not receive the Merger consideration until the stockholder vote occurs and the Merger is thereafter completed.

What is a top-up option and when could it be exercised?

Subject to certain conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “top-up option”) to purchase a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares already owned collectively by us, will constitute one Share more than 90% of Shares that will be issued and outstanding immediately after the issuance of all Shares under the top-up option. The purchase price per Share for any Shares purchased by us under the top-up option will be equal to the price per Share paid by us in the tender offer. The top-up option will be exercisable if, and only if, immediately after the exercise of the top-up option, we own more than 90% of the Shares then issued and outstanding.

The purpose of the top-up option is to permit us to acquire a number of Shares that will enable us to complete the Merger under Delaware’s short-form merger statute without a meeting of the Company’s stockholders. The top-up option is subject to certain additional terms and conditions. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

If the Offer is completed, will the Shares continue to be publicly traded?

Following the purchase of Shares in the Offer, we intend to complete the Merger pursuant to the terms of the Merger Agreement. Once the Merger takes place, the common stock of the Company will no longer be publicly owned or traded.

Even if the Merger does not take place, after we purchase all of the Shares tendered into the Offer, there may be so few remaining common stockholders and publicly held Shares that securities firms will no longer be interested in quoting the Shares or otherwise maintaining a market for the Shares. If that occurs, there may not be a public trading market for the Shares following the consummation of the Offer, or any remaining public trading market may be highly illiquid. Moreover, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

In addition, it is possible that, following the Offer, the Shares will no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case you will no longer be able to use your Shares as collateral for loans made by brokers.

See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration” of this Offer to Purchase for more information.

What is the market value of my Shares as of a recent date?

On January 13, 2012, the last full day of trading before the public announcement by the Company of its agreement to be acquired by us at a price of $16.00 per Share, the last reported closing price per Share was $10.74. The offer price of $16.00 per Share represents a premium of approximately 49% over that last reported closing price. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 entitled “Price Range of the Shares” of this Offer to Purchase for more information.

Will the exchange of Shares pursuant to the Offer or the Merger be a taxable transaction for U.S. federal income tax purposes?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and Merger” of this Offer to Purchase.

Have any holders of Shares already agreed to tender their Shares into the Offer?

Yes. In connection with the execution of the Merger Agreement, each director and officer of the Company and certain of its stockholders (who collectively own approximately 31.3% of the outstanding Shares) entered into a Tender and Support Agreement with Parent in which each of them agreed, among other things, to tender their Shares pursuant to the Offer and to vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Under what circumstances will the Company be obligated to pay to Parent a termination fee and transaction expenses if the Merger Agreement is terminated?

The Merger Agreement provides that,

•

if the Merger Agreement is terminated by Convio, prior to the acceptance for payment of Shares pursuant to the Offer, if its board of directors withdraws or modifies its approval and recommendation of the Merger Agreement, the Offer or the Merger, approves or recommends approval of a Takeover Proposal (as defined in Section 13 entitled “Transaction Documents”) (either event a “Change in Recommendation”), or approves or allows Convio to enter into any agreement relating to a Takeover Proposal, provided that Convio shall not have solicited another Takeover Proposal from a third party and shall otherwise have complied with all of the provisions of the Merger Agreement relating to Takeover Proposals, including the notice provisions therein; or

•

if Convio has knowledge of a Takeover Proposal, or a Takeover Proposal shall have been made directly to holders of Shares and not withdrawn, or any person or entity has announced an intention to make a Takeover Proposal and not withdrawn its intent, and thereafter the Merger Agreement is terminated

•

by either Convio or Blackbaud if, as the result of the failure of any of the conditions to the Offer, the Offer shall have terminated or expired in accordance with its terms (including after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer prior to the Outside Date, provided that the right to so terminate the Merger Agreement is not available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement was the cause of the failure of any such condition to have occurred or who has failed to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement, or

•

by Blackbaud if the Minimum Condition is not met by the Outside Date, provided that Blackbaud may not so terminate the Merger Agreement if Blackbaud’s failure to fulfill any of its obligations in the Merger Agreement was the cause of the failure of the Minimum Condition to be met, and in either case, within 12 months of such termination Convio either enters into an Acquisition Agreement (as defined in Section 13 entitled “Transaction Documents”) or consummates a Takeover Proposal involving the person or entity who made the Takeover Proposal;

then, in each case Convio shall pay Blackbaud a fee equal to $11,000,000 (the “Termination Fee”) and also shall reimburse Blackbaud for up to $1,500,000 of its reasonable documented out-of-pocket expenses related to the

Offer and the Merger Agreement. The Termination Fee and transaction expenses are payable by Convio on the date of the event giving rise to the obligation to pay the Termination Fee and transaction expenses. See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

Whom can I call with questions?

You can call Georgeson Inc. (“Georgeson”) at (212) 440-9800 (for banks and brokers) and (800) 868-1391 (toll free for all others) with any questions you may have. Georgeson is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Shares of Common Stock of Convio, Inc.:

INTRODUCTION

Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), a Delaware corporation, hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. (“Convio” or the “Company”), a Delaware corporation, at a purchase price of $16.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”) (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser, and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, after the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and Convio will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Blackbaud. The Merger is subject to a number of conditions, including the adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required by applicable law. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

Tendering stockholders who are record holders of their Shares and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay any brokerage fees or commissions or, except as otherwise provided in Instruction 7 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of such Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent will pay all charges and expenses of Computershare, as depositary (the “Depositary”), and Georgeson Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 18 entitled “Certain Fees and Expenses” of this Offer to Purchase for more information.

The independent members of the board of directors of Convio (the “Company Board”) have unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders;

•	approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

The Offer is subject to a number of conditions, including the condition that there shall have been validly tendered and not withdrawn prior to the applicable expiration date of the Offer the number of Shares that, together with the Shares then beneficially owned by Parent or Purchaser (if any), representing at least a majority of (x) all Shares then outstanding, plus (y) all Shares issuable upon the exercise, conversion or exchange of any vested options or other rights to purchase Shares for a per Share purchase price of $16.00 or less then outstanding as of the date upon which the Offer is scheduled to expire (collectively, the “Minimum Condition”). As of January 16, 2012, there were outstanding 18,591,609 shares of Convio Common Stock and vested options to purchase 1,693,989 additional shares for a per share exercise price of $16.00 or less.

Upon the terms and subject to the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” on or prior to the date upon which the offer is scheduled to expire (the “Expiration Date”).

The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur. At the effective time of the Merger, each outstanding Share (with certain exceptions as set forth in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be automatically converted into the right to receive in cash an amount per share equal to the Offer Price (the “Merger Consideration”). All Shares that have been so converted will be automatically canceled, and their holders will cease to have any rights with respect to such Shares, other than the right to receive (i) the Merger Consideration and (ii) any then unpaid dividends or other distributions with respect to any such Shares that have a record date prior to the effective time of the Merger.

The Merger Agreement and the transactions contemplated thereby are more fully described in Section 13 entitled “Transaction Documents” of this Offer to Purchase.

The Company Board received an opinion, dated January 16, 2012, of Stifel Nicolaus Weisel, the Company’s financial advisor, to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth therein, the cash consideration of $16.00 per share to be received by holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of Stifel Nicolaus’ written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”), which will be filed by Convio with the SEC in connection with the Offer and which is being mailed to the holders of Shares together with this Offer to Purchase.

Stifel Nicolaus’ opinion was provided to the Company Board for its information in its evaluation of the $16.00 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. Stifel Nicolaus’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

As of the date hereof, Purchaser beneficially owns no Shares. Pursuant to (i) the Tender and Support Agreement, dated as of January 16, 2012 (the “Support Agreement”), by and among Parent, each director, officer of the Company and certain other stockholders of the Company, who collectively own 5,825,164 Shares, or approximately 31.3% of the Shares outstanding on January 16, 2012, each director, officer and specified stockholder has agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreement. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

None of Purchaser, Parent or any of their respective affiliates currently beneficially owns any Shares or other securities of the Company. If the Support Agreement may be deemed to constitute beneficial ownership, each of Purchaser, Parent and their respective affiliates disclaims such beneficial ownership.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT CONVIO STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, February 22, 2012, unless extended, in which event “Expiration Date” means the latest time and date at which the offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions to the Offer.” Parent may terminate the Offer without Purchaser purchasing any Shares if certain events described in Section 15 occur.

Parent and Purchaser expressly reserve the right to increase the Offer Price, waive any conditions to the Offer (other than satisfaction of the Minimum Condition, which may not be waived) and make any other changes to the terms and conditions of the Offer. However, Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) amend or modify any condition to the Offer in a manner materially adverse to the holders of Shares, or (vi) extend or otherwise change the Expiration Date of the Offer other than as required or permitted by the Merger Agreement.

If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) has not been satisfied or waived by Parent or Purchaser, Purchaser must extend the Offer, at the request of the Company, for one or more successive periods of not more than 10 business days in order to permit the satisfaction of such conditions, but not beyond the Outside Date. Purchaser may, in its sole discretion, without the consent of the Company, extend the Offer for one period of not more than five business days, if at any otherwise scheduled Expiration Date all of the conditions to the Offer have been satisfied or waived by Parent or Purchaser, but the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the then outstanding Shares on a fully diluted basis. Such extension may not extend the Offer beyond the Outside Date. Purchaser must also extend the Offer for any period or periods required by any rule, regulation or interpretation of the SEC or its staff applicable to the Offer. No extension shall extend the offer beyond September 30, 2012 (the “Outside Date”).

Purchaser may also, in its sole discretion, provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension (including any subsequent offering period) will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parent may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Parent currently intends to make announcements regarding the Offer by issuing a press release.

During any extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares (other than during a subsequent offering period). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 25, 2012. If the initial offering period has expired and the Purchaser elects to provide for a subsequent offering period, Shares tendered during such subsequent offering period may not be withdrawn. For a withdrawal to be effective, the conditions specified in Section 4—“Withdrawal Rights” must be satisfied.

If Parent and Purchaser make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Parent and Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

In connection with the Offer, Convio has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents, to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

If, on or before the Expiration Date, Parent and Purchaser increase the Offer Price, such increased Offer Price will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in Offer Price.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), as soon as practicable after the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase for more information.

Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Parent expressly reserves the right to cause Purchaser to delay acceptance for payment of, and thereby delay payment by Purchaser for, Shares in order to comply in whole or in part with any applicable law. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

If there is a subsequent offering period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the subsequent offering period.

In all cases (including during the subsequent offering period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

(i) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares (a “Book-Entry Confirmation”) (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase;

(ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

(iii) any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during the subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept payment for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights described in Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any extension of the Offer or any delay in making such payment.

If any Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if share certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the share certificates representing tendered Shares must be received by the Depositary at this address or (B) Shares must be tendered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 2 and 3 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the share certificates, with the signatures on the share certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 2 and 3 to the Letter of Transmittal for more information.

Guaranteed Delivery. If a stockholder desires to tender Shares under the Offer and such stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date, as provided below; and

(iii) the share certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary by hand or transmitted by telegram, facsimile transmission or mail, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) share certificates representing the tendered Shares or a Book-Entry Confirmation of a book-entry transfer of the tendered Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and will depend upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a Book-Entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. The stockholder has the responsibility to cause the Letter of Transmittal and any other documents to be timely delivered.

Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. Parent reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Parent’s counsel, be unlawful. Parent also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, without any effect on the rights of such other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Parent, Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to (i) the Shares tendered by such stockholder and accepted for payment by Purchaser and (ii) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s stockholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (A) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (B) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding. See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

4. WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 25, 2012; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If Parent and Purchaser extend the Offer, or if Purchaser is for any reason delayed in its acceptance for payment of, or is unable to purchase, Shares validly tendered under the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered

Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND MERGER

The following is a general discussion of certain U.S. federal income tax consequences of the Offer and the Merger. This discussion is limited to stockholders who hold their Shares as capital assets for U.S. federal income tax purposes and who will not own any Shares (directly, indirectly or through attribution) after the completion of the Offer and the Merger (each such stockholder, a “Stockholder,” and collectively the “Stockholders”). This discussion does not consider the specific facts or circumstances that may be relevant to a particular Stockholder or any U.S. state and local or non-U.S. tax consequences of the Offer or the Merger. This discussion does not address the U.S. federal income tax consequences to a Stockholder that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address special situations, such as the tax consequences to:

•

Stockholders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk-reduction transaction; and

•	partnerships (or other entities treated as a partnership for U.S. federal income tax purposes) or to persons who hold Shares through a partnership or similar pass-through entity.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors regarding the specific tax consequences to them of the Offer and the Merger.

The discussion in this Section 5 is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of this discussion is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Stockholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

In General. The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and, as a result, a Stockholder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer or the Merger and the aggregate adjusted income tax basis in the Shares tendered by such Stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. If a Stockholder’s Shares are held as a capital asset, gain or loss recognized by such Stockholder will be a capital gain or loss and will be long-term capital gain or loss if the Stockholder’s holding period for the Shares exceeds one year. Long-term capital gains for individual Stockholders are currently subject to a maximum federal income tax rate of 15%. The deductibility of capital losses for U.S. federal income tax purposes is limited. Gain or loss and the holding period of Shares will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal income tax laws, payments made in connection with the Offer and the Merger may be subject to “backup withholding” at a current rate of 28% unless a Stockholder holding Shares:

•

timely certifies that the Stockholder is not subject to a backup withholding provides a correct taxpayer identification number (which, for an individual Stockholder, is the Stockholder’s social security number) and any other required information, or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties administered by the Internal Revenue Service.

To prevent backup withholding on payments made in connection with the Offer or the Merger, each Stockholder must timely provide the Depositary with his or her correct taxpayer identification number and certify under penalties of perjury that he or she is not subject to U.S. federal income tax backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal. Stockholders of the Company should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instructions 6 and 7 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld from a Stockholder under the backup withholding rules described above generally will be allowed as a refund or a credit against such Stockholder’s U.S. federal income tax liability, provided that timely filings are made with the Internal Revenue Service.

The foregoing discussion is intended as a general summary only, and not a complete analysis of all potential U.S. federal income tax consequences to a Stockholder. Because the tax consequences to a particular Stockholder may differ based on that Stockholder’s particular circumstances, each Stockholder should consult his, her or its own tax advisors regarding the tax consequences of the Offer and the Merger.

6. PRICE RANGE OF THE SHARES

The Shares are listed and traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “CNVO.” The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares on Nasdaq as reported by Bloomberg, L.P.:

	High	Low
Year Ended December 31, 2010:
Second Quarter (from April 29, 2010, the date of Convio’s IPO)	$10.99	$6.90
Third Quarter	$9.57	$7.00
Fourth Quarter	$9.84	$7.01
Year Ended December 31, 2011:
First Quarter	$12.16	$8.03
Second Quarter	$13.00	$10.35
Third Quarter	$11.57	$8.06
Fourth Quarter	$11.23	$8.01
Year Ending December 31, 2012:
First Quarter (through January 23, 2012)	$15.91	$10.53

On January 13, 2012, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per Share on Nasdaq was $10.74 per Share. According to the Company, as of

January 16, 2012, the number of holders of record of the Shares was approximately 124. The Company has never declared or paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMPANY’S SHARES; NASDAQ DELISTING; EXCHANGE ACT DEREGISTRATION

Effects of the Offer on the Market for the Company’s Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the price per Share paid in the Offer, without interest. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Delisting. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares if, among other things, (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of 100 Shares or more falls below 400, (iii) the market value of publicly held Shares is less than $5 million for a period of 30 consecutive business days, (iv) there are fewer than two active and registered market makers in the Shares for a period of 10 consecutive business days, (v) the bid price for the Shares is less than $1.00 for a period of 30 consecutive business days, or (vi) (a) the Company has shareholders’ equity of less than $10 million, (b) the market value of the Company’s listed securities is less than $50 million for a period of 10 consecutive business days, (c) the Company’s total assets or total revenues for the most recently completed fiscal year or two of the last three most recently completed fiscal years are less than $50 million, and (d) there are fewer than four active and registered market makers in the Shares for a period of 10 consecutive business days. As of January 16, 2012, there were 18,591,609 Shares outstanding. According to the Company, as of January 16, 2012, the outstanding Shares were held by approximately 124 holders of record. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for the Shares could be adversely affected.

If Nasdaq delisted the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Neither Parent nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 5615(c)(1) of the Nasdaq Marketplace Rules, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating Committee and Compensation

Committee of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect Purchaser to elect “controlled company” status following completion of the Offer.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C. 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” for more information. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

Except as specifically described herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of Parent, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents or records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent, Purchaser or their affiliates.

General. The Company is a Delaware corporation with its principal executive offices located at 11501 Domain Drive, Suite 200, Austin, Texas 78758. The telephone number of the Company is (512) 652-2600. The Company was organized under Delaware law on October 12, 1999. The Company is a provider of software and services that enable nonprofit organizations to reach people, better understand and manage relationships and develop and implement multi-channel and one-to-one campaigns that move people to support a nonprofit’s mission and help nonprofit organizations bridge traditional channels with the new world of digital, social and mobile to more effectively raise funds, advocate for change and cultivate relationships with donors, activists, volunteers, alumni and other constituents.

Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Company maintains an Internet website at www.convio.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that the Company submits to the SEC. The Company updates its Internet website as soon as practicable after the Company electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

9. CERTAIN INFORMATION CONCERNING PARENT, PURCHASER, AND THEIR AFFILIATES

Parent is a Delaware corporation originally incorporated in New York in 1982. Parent reincorporated in South Carolina in December 1991, engaged in a recapitalization in October 1999, and reincorporated under the laws of the State of Delaware in July 2004. The principal executive offices of Parent are located at 2000 Daniel Island Drive, Charleston, South Carolina 29492. The telephone number of the principal executive offices of Parent is (843) 216-6200.

Serving the nonprofit and education sectors for 30 years, Blackbaud combines technology and expertise to help organizations achieve their missions. Blackbaud works with more than 25,000 customers in over 60 countries that support higher education, healthcare, human services, arts and culture, faith, the environment, independent K-12 education, animal welfare, and other charitable causes. Blackbaud offers a full spectrum of cloud-based and on-premise software solutions and related services for organizations of all sizes including: fundraising, eMarketing, social media, advocacy, constituent relationship management or CRM, analytics, financial management, and vertical-specific solutions.

Parent’s website is www.blackbaud.com. Our website address is provided as an inactive textual reference only. The information contained on our website is not incorporated into, and does not form a part of, this Offer to Purchase or any other report or document on file with or furnished to the SEC.

Purchaser is a Delaware corporation incorporated on January 9, 2012 with principal executive offices located at 2000 Daniel Island Drive, Charleston, South Carolina 29492. The telephone number of the principal executive offices of Purchaser is (843) 216-6200. Purchaser is a direct and wholly owned subsidiary of Parent.

As of the date hereof, Purchaser does not beneficially own any Shares. Pursuant to the Tender and Support Agreement, each officer and director of the Company and certain other stockholders of the Company (who collectively beneficially own 5,825,164 Shares) have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreement. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchaser and its affiliates are set forth in Schedule I hereto. None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Purchaser, or, to the knowledge of Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or its affiliates, or, to the knowledge of Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as described in Section 11 entitled “Background of the Offer; Contact with the Company” of this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Parent has not made any provisions in the Merger Agreement for access by stockholders of the Company to the corporate records of Parent. Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Parent maintains an Internet website at www.blackbaud.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that Parent submits to the SEC. Parent updates its Internet website as soon as practicable after Parent electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of Parent’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

10. SOURCE AND AMOUNT OF FUNDS

Parent expects that approximately $330 million will be required to purchase all of the issued and outstanding Shares pursuant to the Offer and approximately $14 million to pay the related fees and expenses of the Offer and the Merger. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser. Parent will use cash on hand and funds available under the Senior Secured Credit Facilities, which are expected to be closed simultaneously with the Offer, to provide the necessary funds to Purchaser.

Parent has received a debt commitment letter, dated as of January 17, 2012, from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMorgan”), SunTrust Bank (“SunTrust”) and SunTrust

Robinson Humphrey, Inc. (“STRH”; together with JPMorgan, the “Lead Arrangers”), with each of JPMCB, SunTrust and a syndicate of financial institutions and other entities as “Lenders,” to provide to Parent, providing for $325 million of Senior Secured Credit Facilities, subject to the conditions set forth in the debt commitment letter.

The commitment of JPMCB and SunTrust with respect to the Senior Secured Credit Facilities expires on March 30, 2012. The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. The Lead Arrangers have agreed to use commercially reasonable efforts to arrange the debt financing on the terms and conditions described in the debt commitment letter.

Although the debt financing is not subject to a due diligence or “market out,” such financing should not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

The following is a summary of certain provisions of the debt commitment letter. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the debt commitment letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

The Senior Secured Credit Facilities will consist of (i) a $100 million term loan facility with a term of five years and (ii) a $225 million revolving credit facility with a term of five years. The availability of the Senior Secured Credit Facilities is subject to, among other things:

•	no “Company Material Adverse Effect” shall have occurred;

•

there shall not have occurred any event or condition that has had or will result in a material adverse change to the properties, business, operations, or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole;

•	the negotiation, execution and delivery of definitive documentation for the Senior Secured Credit Facilities (collectively, the “Financing Documentation”);

•	all representations and warranties set forth in the Financing Documentation shall be true and correct in all material respects;

•	the Merger shall be evidenced by and consummated pursuant to the Merger Agreement, which shall be in form and substance satisfactory to the Lead Arrangers;

•	the payment of required fees and expenses;

•	the execution of certain guarantees and the creation of certain security interests; and

•	certain other conditions precedent usual and customary for a credit facility of a similar type or otherwise deemed appropriate by JPMCB and the Lead Arrangers.

Loans under the Senior Secured Credit Facilities are expected to bear interest, at Parent’s option, at a rate equal to the adjusted LIBOR rate or an alternate base rate, in each case, plus a spread. After Parent’s delivery of financial statements with respect to at least one full fiscal quarter ending after the closing date of the Senior Secured Credit Facilities, interest rates under the Senior Secured Credit Facilities shall be based on a leverage ratio as agreed upon between Parent and the Lenders.

Parent will be permitted to make voluntary prepayments with respect to the Senior Secured Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Senior Secured Credit Facilities will amortize 10% per annum during the first two years and 15% per annum during the final three years, in each case, in equal quarterly installments, with all remaining amounts due on the maturity date.

All obligations under the Senior Secured Credit Facilities will be guaranteed by each of the existing and future direct and indirect material domestic subsidiaries of Parent.

The obligations of Parent and the guarantors under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements entered into with a Lender or any of its affiliates will be secured by 100% of the capital stock of each material subsidiary (limited, in the case of material foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries) of Parent and the Guarantors.

The Senior Secured Credit Facilities will contain representations and warranties, affirmative and negative covenants and events of defaults substantially similar to those in Parent’s existing Credit Agreement.

Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is not conditioned upon any financing arrangements.

11. BACKGROUND OF THE OFFER; CONTACT WITH THE COMPANY

The information set forth below regarding the Company was provided by the Company. None of Purchaser, Parent or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their affiliates did not participate.

Over the past few years, the Company and Parent have from time to time engaged in discussions concerning Parent’s potential acquisition of or commercial relationship with the Company. However, these discussions have not previously led to a definitive agreement for a strategic business relationship.

At the Blackbaud Board of Directors meeting held in person on September 13-14, 2011 at Blackbaud’s offices located in Cambridge, Massachusetts, Blackbaud director, President and Chief Executive Officer, Marc Chardon, made a presentation to the other directors on the potential benefits and consequences of acquiring the Company. After detailed discussion, the Board authorized management to retain Merrill Lynch, Pierce, Fenner & Smith Incorporated, or BofA Merrill Lynch, as its financial advisor, and to consult BofA Merrill Lynch and Blackbaud’s outside legal counsel, Wyrick Robbins Yates & Ponton LLP, regarding the potential transaction, to engage in further analysis and assuming that analysis continued to support the benefits of a transaction, also authorized Mr. Chardon to approach the Company and assess their interest in a transaction.

On October 13, Mr. Chardon had a phone conference with the Company’s President and Chief Executive Officer, Gene Austin, discussing the potential strategic value of a combination of the two companies, and to assess the Company’s general willingness to engage in an acquisition discussion. Mr. Austin indicated that he believed that the Company’s Board of Directors would be willing to consider a transaction, assuming they concluded that the terms would be in the interests of the Company’s stockholders.

On October 20, Blackbaud’s Board met telephonically to discuss the potential transaction further. Representatives of BofA Merrill Lynch attended this meeting and gave the directors their views and advice regarding a potential transaction, including structure and pricing. After detailed discussion and analysis, the Blackbaud directors unanimously approved and authorized an initial written confidential indication of interest to the Company to acquire all of its outstanding stock for a price of between $12.25 and $13.25 per share in cash. Blackbaud sent the Company that indication of interest on October 21, and Mr. Chardon had a phone conference with Mr. Austin to further discuss and follow-up on the written indication of interest.

On October 26 and 27, the Company’s Board of Directors held in-person meetings in Austin, Texas to discuss the indication of interest, which Mr. Austin had previously forwarded to the other directors. Representatives of the Company’s financial advisor, Stifel Nicolaus, and its outside legal counsel, DLA Piper LLP (US), or DLA Piper, also attended these meetings. The DLA Piper representatives advised the directors regarding their duties to stockholders in the context of the indication of interest and a potential transaction. The directors engaged in detailed discussion and deliberation, including consideration of potential alternatives and their assessment of the Company’s prospects and potential value as an independent public entity pursuing its long-term strategic objectives. At the end of this meeting, the directors unanimously agreed that while they perceive the benefits of the potential synergies and strategic value of a combination with Blackbaud, they believed the appropriate range of value for the Company was $15.00 to $17.00 per share. The Board directed management and Stifel Nicolaus to tell Blackbaud this, and, assuming Blackbaud was willing to continue discussions with that understanding, to hold further meetings after executing a non-disclosure agreement.

At the direction of the Company’s Board, representatives of Stifel Nicolaus contacted representatives of BofA Merrill Lynch on October 28 to deliver that message. The parties then negotiated a mutual non-disclosure agreement and executed it on November 7.

On November 8, Mr. Chardon, Blackbaud’s retiring Chief Financial Officer Tim Williams, its incoming CFO Tony Boor, Corporate Development Manager Lance Ludman and President, Enterprise Customer Business Unit Charlie Cumbaa met with Mr. Austin and other members of Company management in New York City. Representatives of BofA Merrill Lynch and Stifel Nicolaus also attended this meeting. The primary purpose of the meeting was for Company management to review details about the Company’s business for diligence and valuation purposes.

Over the next few days, Blackbaud management and BofA Merrill Lynch held meetings and worked together to update and assess Blackbaud’s financial model for the combined business and the strategic rationales for a transaction, based on the information from the November 8 meeting. Management presented the updated information to the Blackbaud Board of Directors at a telephonic meeting held on November 14. Representatives of BofA Merrill Lynch also attended that meeting. After detailed discussion of the updated information, the Board unanimously approved and directed management and BofA Merrill Lynch to communicate to the Company a confidential letter of interest to purchase the Company for $14.25 per share.

Mr. Chardon called Mr. Austin later on November 14 to communicate the revised price. Mr. Austin indicated that the Company’s Board was not interested in discussing any proposal below $15.00 per share. Over the next few weeks, the representatives of BofA Merrill Lynch and Stifel Nicolaus also communicated, confirming the companies’ continued belief in the strategic rationale for a combination, if pricing could be agreed. Blackbaud’s management continued to analyze a potential transaction for the next few weeks.

During the week of December 5, Mr. Austin asked Mr. Chardon if Blackbaud was still considering a transaction, and the two CEOs discussed potential next steps. At its regularly scheduled in-person meeting at its offices in Charleston, South Carolina on December 13 and 14, the Blackbaud Board of Directors reviewed further detailed financial modeling of a transaction and again reviewed the strategic rationale for combining the companies. Representatives of BofA Merrill Lynch participated by telephone at this meeting and answered directors’ questions in this regard. After this detailed discussion, the Board unanimously authorized Mr. Chardon to make a best and final offer to acquire the Company for $16.00 per share and to request that the Company deal exclusively with Blackbaud for a period of time in pursuing a transaction, which Mr. Chardon did in a letter delivered to the Company on December 14. On December 15 and 16, Messrs. Chardon and Austin discussed this offer and related matters, including potential timing of a transaction.

On December 19, the Company’s Board of Directors met telephonically to discuss Blackbaud’s best and final offer. Representatives of Stifel Nicolaus and DLA Piper attended the meeting and advised the directors in this regard. After considerable deliberation, the Company’s Board of Directors unanimously approved proceeding with a transaction. The parties then negotiated an exclusivity agreement extending through January 15, 2012, which they executed on December 20, 2012.

During the remainder of December, the parties engaged in various discussions and communications. In particular, Blackbaud and its advisors and consultants conducted a due diligence review of certain confidential information about the Company in a virtual data room. The parties executed letter agreements regarding due diligence and confidentiality matters on December 22, 23, 27 and 30, 2011. The Company also answered additional Blackbaud questions on the telephone and via electronic mail. In addition, Blackbaud began confidential discussions with banks about financing the acquisition. Wyrick Robbins drafted the Merger Agreement and sent a copy to DLA Piper on December 20. DLA Piper first provided Wyrick Robbins comments on the Merger Agreement on December 27, and the parties exchanged drafts and negotiated it over the next three weeks.

On January 2, 2012, after an initial phase of due diligence, Blackbaud reconfirmed to the Company its interest in purchasing all of the Company’s outstanding common stock at a purchase price of $16.00 per share. Further detailed due diligence ensued. In addition, during this due diligence process, the parties and their advisors also engaged in numerous discussions regarding planning for announcement of the transaction, and Parent employment agreements for key Company personnel.

On January 11, Blackbaud’s Board met telephonically to discuss the status of the transaction. Representatives of BofA Merrill Lynch and Wyrick Robbins attended the meeting, as did members of Blackbaud senior management. Wyrick Robbins advised the directors as to their duties to stockholders in the context of the transaction and its financing, and answered all director questions in this regard. BofA Merrill Lynch reviewed the latest financial information about the Company and their analyses of the pricing of the transaction. After detailed discussion, the Board of Directors unanimously approved the Merger Agreement, subject to finalizing a few remaining open matters. That day members of Blackbaud senior management also met with several banks regarding financing the transaction, and they signed Board-approved commitment letters for that financing.

The Company’s Board of Directors also met telephonically on January 11. Representatives of Stifel Nicolaus and DLA Piper also attended this meeting, as did members of the Company’s senior management. DLA Piper provided an update on the status of negotiations related to the Merger Agreement and discussed the open diligence issues. Stifel Nicolaus reviewed the latest financial information about the Company and their analyses of the pricing of the transaction. After detailed discussion, the disinterested members of the Company’s Board of Directors unanimously directed management and the Company’s advisors to continue to negotiate the remaining open matters and report back to the Board. The parties continued to negotiate the final terms of the Merger Agreement over the next few days.

On Monday, January 16, which was a U.S. federal holiday, the Company’s Board of Directors reconvened telephonically. Representatives of Stifel Nicolaus and DLA Piper also attended this meeting, as did members of the Company’s senior management. Stifel Nicolaus rendered its oral opinion to the Board, subsequently confirmed in writing, that the financial consideration payable to the Company’s stockholders pursuant to the Merger Agreement was fair. After detailed discussion, disinterested members of the Company’s Board of Directors unanimously adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommending to the stockholders of the Company that they accept the Offer and tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

That evening the Company, Parent and Purchaser executed the Merger Agreement. Simultaneously with the execution of the Merger Agreement, the officers and directors of the Company and certain other stockholders of the Company, holding in the aggregate 31.3% of the outstanding Company common stock, entered into the Tender and Support Agreement with Parent, obligating them, among other things, to tender their Shares into the Offer. In addition, Gene Austin, Gary Allison, Marc Cannon, Patricia Hume and Sara Spivey, all of whom are officers of the Company, accepted offers of employment and entered into employment agreements with Parent, pursuant to which each will become an employee of Parent effective as of the Closing Date.

On the morning of January 17, 2012, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Parent. The Parent also held a teleconference that morning for investors and analysts, to explain the rationale for the transaction.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Purchaser shall acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly thereafter as practicable.

Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering holders of Shares also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the Board of Directors of the Company (the “Company Board”) and the affirmative vote of the holders of a majority of the outstanding Shares may be required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the Shares.

Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation that, absent the procedure for a short-form merger under Section 253 of the DGCL, would be entitled to vote on a merger, the corporation holding that stock may merge with the subsidiary without any action or vote on the part of the board of directors or other stockholders of the subsidiary corporation. If Purchaser becomes the owner, pursuant to the Offer, the exercise of the Top-Up Option (as defined in Section 13—“Transaction Documents” below) or otherwise, of at least 90% of the outstanding Shares, Parent and Purchaser will be able, and required, to effect the Merger without a vote of the Company’s other stockholders.

Stockholder Meeting. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company has further agreed that if a stockholders’ meeting is convened, the Company Board will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Purchaser, Parent or any of their affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. Assuming Purchaser becomes the owner of a majority of the Shares as a result of the Offer, Parent is entitled under the Merger Agreement to pro rata representation on, and control of, the boards of directors of the Company and its subsidiaries, and all committees thereof other than any established to take action under the Merger Agreement. Blackbaud currently intends to designate its CEO Marc E. Chardon, CFO Anthony W. Boor and other members of its management to serve as directors of Convio following the consummation of the Offer. Parent expects that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. See Section 13—“Transaction Documents” below. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed herewith are being provided in accordance with the requirements of Rule 14f-1 under the Exchange Act.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Parent believe, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Acceptance Time (as defined in Section 13—“Transaction Documents” below) at the same per share price as paid in the Offer.

Plans for the Company. Except as otherwise described in this Section 12, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances that then exist.

Extraordinary Corporate Transactions. Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

13. TRANSACTION DOCUMENTS

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth under “Available Information” in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Parent and Purchaser as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer. The Offer will be conducted on the terms and subject to the conditions described in Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase.

Directors. Promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate a number of directors of the Company, constituting at least a majority of the directors, that is equal to the product of the total number of directors of the Company (including the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares then outstanding.

Top-Up Option. Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than ninety percent (90%) of the Shares then outstanding (determined on a fully diluted basis after giving effect to the issuance of the Top-Up Option Shares) at a price per Share equal to the Per Share Amount.

The Top-Up Option may be exercised by Purchaser one time after Purchaser’s acceptance for payment of Shares pursuant to the Offer and prior to the earlier to occur of (a) the effective time of the Merger or (b) the termination of the Merger Agreement. The purchase price for the Top-Up Option Shares will be payable by Purchaser by delivery of, at its option, (i) immediately available funds by wire transfer, (ii) a full recourse promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares bearing interest at the six-month LIBOR rate then in effect and due six months after the closing of the purchase of the Top-Up Option Shares, or (iii) any combination thereof.

The Merger. On the terms and subject to the conditions set forth in Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will merge with and into the Company, whereupon the separate corporate existence of Purchaser will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger and a direct, wholly owned subsidiary of Parent.

The closing of the Merger will take place at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina, at 10:00 a.m., local time, on the second business day after the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as the Company and Parent may agree (the “Closing Date”). The Company and Parent will cause a certificate of ownership and merger, in the case of a short-form merger, or a certificate of merger, in the case of a long-form merger to be filed with the Secretary of State of the State of Delaware on the Closing Date. The Merger will become effective at such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent and specified in the certificate of merger in accordance with the DGCL (the “Effective Time”).

If, after the consummation of the Offer and the exercise of the Top-Up Option (if any), the Parent and any subsidiary of Parent collectively owns at least ninety percent (90%) of the outstanding Shares, the parties to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable thereafter, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

Conversion of Securities. At the Effective Time, each Share outstanding immediately prior to the Effective Time, other than Dissenting Shares (as hereinafter defined), or any Shares owned by the Parent, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time, will be canceled and will automatically be converted into the right to receive, in cash, an amount per share equal to the Per Share Amount, without interest thereon (the “Merger Consideration”), subject to any applicable withholding taxes, upon surrender of the certificate representing such Shares.

Treatment of Company Options and Restricted Stock Units. At the Effective Time, Parent shall pay, or cause to be paid, to each holder of an option for Company stock that is vested immediately prior to the Effective Time, an amount in cash in respect thereof equal to the product of (A) the excess, if any, of the Per Share Amount over the per share exercise price of the option and (B) the number of shares of common stock subject thereto. At the Effective Time, Parent will assume any outstanding, unvested option to buy or receive Shares granted under the Company Stock Plans. Each such unvested option will become an option to acquire, on the same terms and conditions as were applicable under such unvested option immediately prior to the Effective Time, a number of shares of Parent’s common stock determined by multiplying the number of Shares subject to the unvested option immediately prior to the Effective Time by the quotient obtained from dividing the Per Share Amount by the average closing price of Parent’s common stock over the 20 trading days ending two days prior to Closing (the “Option Exchange Ratio”). Each such assumed option will be exercisable at a per share price equal to the quotient obtained from dividing the exercise price per share of the Shares purchasable pursuant to the assumed option immediately prior to the Effective Time by the Option Exchange Ratio. At the Effective Time, each outstanding award of the Company’s restricted stock units that remains unvested immediately prior to the

Effective Time will be assumed by Parent and converted into a restricted stock unit, subject to the same terms and conditions as were applicable to the restricted stock unit prior to such conversion, to acquire that number of shares of Parent’s common stock equal to the product obtained by multiplying the number of shares of the Company’s common stock subject to the restricted stock unit by the Option Exchange Ratio.

Warrants. The Company will use its reasonable best efforts to ensure that, at the Effective Time, each warrant to purchase Shares will be terminated. In consideration of such termination, Parent or Surviving Corporation will pay to each holder of a terminated warrant an amount in cash equal to the product of the excess, if any, of the Merger Consideration over the exercise price of the warrant held by such holder and the number of shares of the Company’s common stock subject to such warrant. Such payment, if any, will be net of applicable withholding taxes.

Dissenter’s Rights. Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Additional information regarding dissenter’s rights may be found in Section 17 entitled “Appraisal Rights.”

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Purchaser and Parent, and representations and warranties made by Purchaser and Parent to the Company, and such representations and warranties may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties that the Company made are qualified by a schedule of exceptions that the Company delivered to Purchaser and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Company’s representations and warranties relate to, among other things, the following matters:

•	the proper organization, good standing and qualification to do business of the Company and its subsidiaries;

•	the Company’s subsidiaries and the Company’s equity interests in such subsidiaries;

•	the Company’s and its subsidiaries’ capitalization, including in particular the number of Shares, shares of preferred stock of the Company, stock options, restricted stock units and warrants;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company;

•	the required consents and approvals of governmental entities and other third parties in connection with the transactions contemplated by the Merger Agreement;

•

the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	the absence of pending legal proceedings and violations of governmental orders;

•

the timeliness of the Company’s SEC filings and compliance with requirements of the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the consolidated financial position of the Company and its subsidiaries, including certain financial statements;

•	the implementation and maintenance of internal disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since September 30, 2011;

•	the Company’s and its subsidiaries’ good title to assets and the absence of liens;

•	the Company’s and its subsidiaries’ compliance with applicable legal requirements and permits;

•	employment and labor matters affecting the Company or its subsidiaries;

•	employee benefit plans;

•	intellectual property;

•	environmental matters;

•	material contracts and performance of obligations thereunder;

•	insurance;

•	tax matters;

•

the accuracy and compliance with applicable securities law of the information supplied by Parent or Purchaser for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	absence of certain related-party transactions and undisclosed interests of the Company’s officers and directors;

•	compliance with applicable public and worker health and safety laws;

•	the status of the Company’s relationship with its 15 largest customers;

•

the receipt by the Company of an opinion from Stifel Nicolaus Weisel, the Company’s financial adviser, as to the fairness of the consideration to be received pursuant to the Merger by the holders of the Shares from a financial point of view;

•	absence of undisclosed brokers’ fees, other than certain payments to Stifel Nicolaus Weisel; and

•	the inapplicability of antitakeover statutes to the transactions contemplated by the Merger Agreement and the absence of any Company stockholder rights plan.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Matters (as defined below), that (i) is materially adverse to the business, the financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of the Company and its subsidiaries to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby. For the purposes of the Merger Agreement, “Excluded Matters” means any one or more of the following: (i) changes in laws, rules or regulations of general applicability or interpretations thereof by a governmental entity, (ii) changes in United States generally accepted accounting principles (or interpretations thereof), (iii) general changes in economic conditions or general changes in the industry in which the Company operates generally, (iv) changes in general financial, credit or capital market conditions, including interest rates or currency exchange rates, or changes therein, (v) a change in the market price or trading volume of the Shares, in and of itself, (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or upon any jurisdiction in which the Company or its subsidiaries operate, (vii) earthquakes, hurricanes, other natural disasters or acts of God, (viii) changes resulting from the execution and delivery of the Merger Agreement or the consummation of any of the transactions contemplated thereby, or the public announcement of the Merger Agreement, including (1) the loss or departure of officers or other employees of the Company or any of its subsidiaries, (2) the termination or potential termination of (or the failure or potential failure to renew) any contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, and (3) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, (ix) any failure by the Company to meet any analyst or other third-party estimates or expectations of the Company’s financial performance or results of operations, or any failure by the Company to meet internal projects or forecasts; provided, however, that the underlying causes of such failure may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur, (x) any matter referred to in the Company Schedule of Exceptions, unless otherwise provided therein, (xi) any proceedings made or brought by any of the current or former stockholders of the Company resulting from, relating to or arising out of the Merger Agreement or any of the transactions contemplated thereby, unless the proceeding causes a failure to fulfill the condition to closing set forth in Section 7.1(a) of the Merger Agreement, (xii) any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity or prospects of the Company or its subsidiaries substantially resulting from circumstances or conditions existing as of the date of the Merger Agreement that were generally publicly known as of the date of the Merger Agreement or that were previously disclosed to Parent in writing or in the reports filed by the Company with the SEC, or (xiii) changes resulting from any action or omission taken with the prior written consent of Purchaser and Parent, or as otherwise expressly permitted or required by the Merger Agreement, or any action otherwise taken by Purchaser, Parent or any of its affiliates; provided, however, that any matter in subsection (i), (ii), (iii), (vi) or (vii) that disproportionately materially adversely affects the Company compared with other companies operating in the industries in which the Company operates shall not be an Excluded Matter to the extent of the disproportionate effect.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	the organization, valid existence and good standing of Parent and Purchaser;

•	Parent and Purchaser’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement as against Purchaser and Parent;

•

the absence of any violation of or conflict with Parent and Purchaser’s governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;

•	required consents and approvals of governmental entities and other third parties in connection with the consummation of the Offer and the Merger;

•	the absence of pending legal proceedings and governmental orders;

•	absence of undisclosed brokers’ fees, other than certain payments to BofA Merrill Lynch;

•	sufficiency of funds to pay Merger Consideration and other expenses incurred by Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement;

•	delivery to the Company of executed commitment letter and related fee letter from various financial institutions;

•	Purchaser is a wholly owned subsidiary of Parent;

•

the accuracy and compliance with applicable securities law of the information supplied by Parent for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	a stockholder vote is not required to approve the Merger Agreement and transactions contemplated thereby; and

•	absence of an ownership interest or affiliation between Parent and Purchaser and the Company.

Some of the representations and warranties of Parent and Purchaser are qualified by a “Parent Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means any effect, circumstance, event or fact that prevents or materially delays the ability of Parent and Purchaser to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with the terms of the Merger Agreement.

The representations and warranties of each of the parties contained in the Merger Agreement will expire upon the Effective Time, except that the covenants that by their terms survive the Effective Time will survive the Effective Time.

Conduct of Business Pending the Merger. Under the Merger Agreement, the Company has agreed that, unless Parent otherwise consents in writing or subject to certain exceptions, between the date of the Merger Agreement and through the Effective Time:

•	the Company and its subsidiaries will conduct their business in all material respects in the ordinary course consistent with past practice; and

•

the Company and its subsidiaries will use their reasonable best efforts to maintain and preserve substantially intact their business organization and the goodwill of those having business relationships with them.

The Company has also agreed that during the same time period, the Company will not, and will not permit any of its subsidiaries to (unless Parent otherwise consents in writing or subject to certain exceptions):

•

declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, equity securities or property) in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities, other than any such transaction by a wholly owned subsidiary of it that remains a wholly owned subsidiary of it after consummation of such transaction in the ordinary course of business, provided, however, the Company may grant options and restricted stock units to new employees or existing employees (other than directors, executive officers and disqualified individuals within Section 280G of the Code) subject to limitations imposed by the Merger Agreement;

•

purchase, redeem or otherwise acquire any shares of its capital stock of the Company or any of its subsidiaries (other than net issuances of restricted stock units upon the vesting thereof, repurchases of unvested shares at cost or for de minimis consideration pursuant to stock options, restricted stock units or purchase agreements in effect as of the date of the Merger Agreement);

•

issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), other than (a) issuances of Shares upon the exercise of stock options, the vesting of restricted stock units, the exercise of warrants or other rights of the Company existing on the date of the Merger Agreement and in accordance with their present terms, (b) issuances or grants of equity-based awards to new hires or (c) existing Company employees (other than directors, executive officers and disqualified individuals within the meaning of Section 280G of the Code) subject to limitations imposed by the Merger Agreement;

•	adopt or propose any change in the Company’s charter or bylaws;

•

sell, lease, license, encumber or otherwise dispose of any properties or assets except (a) sales of inventory that are in the ordinary course of business consistent with past practice, (b) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate to the business of the Company and its subsidiaries, (c) perpetual licenses of the Company’s products in the ordinary course of business consistent with past practice having no material support, maintenance or service obligations other than those which are terminable by the Company or any of its subsidiaries upon no more than one year’s notice, or (d) for the provision of the Company’s products on a hosted services basis in the ordinary course of business consistent with past practice;

•

make any loans, advances or capital contributions to, or investments in, any other person, other than (a) loans or investments by the Company or a subsidiary to or in the Company or any subsidiary, (b) employee loans in the ordinary course of business consistent with past practices, or (c) otherwise in the ordinary course of business consistent with past practices;

•

except for any change required by generally accepted accounting principles or by reason of a change in the rules and regulations of the PCAOB or SEC, make any material change in its methods or principles of accounting;

•

make or change any material tax election, adopt or change any material tax accounting method, enter into any closing agreement with respect to material taxes, settle or compromise any material tax liability, file any amended tax return, consent to any extension or waiver of any limitation period with respect to taxes, prepare any tax returns in a manner that is not consistent in all material respects with the past practice of the Company and its subsidiaries, or fail to withhold, accrue or pay when due any payroll taxes and penalties;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any business or entity or otherwise acquire or agree to acquire any material assets other than in the ordinary course of business consistent with past practice;

•

adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than such transactions contemplated by the Merger Agreement);

•

enter into or adopt any, materially amend or terminate any existing, severance plan, agreement or arrangement or enter into or materially amend any benefit plan or employment, retention or consulting agreement or other similar agreement or arrangement, other than in the ordinary course of business;

•	increase the compensation payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice);

•

grant any severance or termination pay to, any director or officer of the Company, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, pension, retirement, deferred compensation, employment, termination, severance, retention or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	enter into, amend or terminate any material agreement or contract with any customer, supplier, sales representative, agent or distributor other than in the ordinary course of business;

•	grant any exclusive rights with respect to any of the Company’s intellectual property;

•

enter into or renew any contracts or arrangements that limit or otherwise restrict the Company or any of its subsidiaries or any of their respective affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business material to the Company;

•

pay or otherwise discharge any claims, liabilities or obligations, other than the payment or discharge, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities of the Company adequately reflected in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice that would not otherwise have a Company Material Adverse Effect on the Company; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Stockholder Meeting. The Merger Agreement provides, subject to certain conditions, that the Company Board will (i) recommend to the stockholders of the Company the approval and adoption of the Merger Agreement and the Merger, (ii) include in the Proxy Statement such favorable recommendation of the Company Board that the stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger, and (iii) take all lawful action to solicit such approval from the stockholders of the Company.

Filings and Consents. The parties to the Merger Agreement have agreed to use their reasonable best efforts to: (i) cooperate with one another in determining which filings are required to be made by each party prior to the Effective Time, and which consents, or approvals are required to be obtained by each party prior to the Effective Time from governmental entities (including such filings as are required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and other antitrust laws, and payment of fees under thereunder, which shall be paid by Parent) or other third parties in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) assist the other party in timely making all such filings and timely seeking all such consents or approvals required to be made and obtained by the other party. The parties to the Merger Agreement have also agreed to cooperate and to use their reasonable best efforts to obtain all permits, authorizations, consents, and approvals required for Closing from a governmental entity under any antitrust law as soon as is reasonably possible.

Public Announcement. Except as required by applicable law, the parties will not issue any press release with respect to the transactions contemplated by the Merger Agreement or otherwise issue any written public statements with respect to such transactions without the prior written consent of the other party prior to the Closing. The initial press release regarding the transactions contemplated by the Merger Agreement was a joint press release with respect to the execution of the Merger Agreement and thereafter.

Access to Information. The Company and its subsidiaries shall provide to Parent and Purchaser, and their respective representatives, access, upon reasonable notice and during normal business hours, to offices, facilities, books, records and personnel of the Company and its subsidiaries, including such financial and operating data as Parent may reasonably request.

Notification of Certain Matters. Parent and Company agree to provide the other party notice of certain events, including among other things, any event that constitutes a Company Material Adverse Effect or Parent Material Adverse Effect.

Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time and until the expiration of any statutes of limitation, the Surviving Corporation will indemnify, defend and hold harmless, against all losses, claims, damages or expenses (including reasonable attorney’s fees), liabilities or amounts that are paid in settlement of or otherwise, all former and present directors, officers, employees and agents of the Company and the subsidiaries of the Company (the “Indemnified Parties”) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Party becomes a party by virtue of his or her service to the Company or its subsidiaries, and arising out of actual or alleged events occurring prior to the Effective Time (including, without limitation, matters related to the negotiation, execution and performance of the Merger Agreement or consummation of the transactions contemplated thereby), in each case to the fullest extent permitted and provided in the Company’s charter and bylaws and as permitted under the DGCL. The

Merger Agreement provides that prior to the Effective Time, (i) the Company will obtain and maintain for a period of six years after the Effective Time “tail” insurance policies of directors’ and officers’ liability insurance maintained by the Company (in amount and scope no less favorable than existing policies) with respect to claims arising from facts or events that occurred on or before the Effective Time; or (ii) if the Company does not obtain such tail policy, the Surviving Corporation will provide for a period of at least six (6) years after the Effective Time an insurance policy that provides coverage to the directors and officers of the Company (who are covered by the Company’s directors and officers insurance policy (“D&O Insurance”)) for events occurring at or prior to the Effective Time, that is not less favorable taken as a whole than the existing policy of the Company; although the Surviving Corporation will not be required to expend more than 300% of the amount expended by the Company and its subsidiaries to maintain such D&O Insurance.

Employee Benefit Matters. The Merger Agreement provides that after the Effective Time, the Company’s benefits plans in effect as of the date of the Merger Agreement shall remain in effect with respect to employees of the Company (or its subsidiaries) covered by such plans at the Effective Time until such time as Parent shall adopt new benefit plans with respect to employees of the Company and its subsidiaries (the “New Benefit Plans”). At such time as any New Benefit Plans are implemented, Parent will (i) provide each employee of the Company or its subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its subsidiaries under any New Benefit Plan that is a welfare plan that such employees may be eligible to participate in after the Effective Time, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Effective Time, (ii) provide each employee of the Company or its subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plan that is a welfare plan that such employees are eligible to participate in after the Effective Time, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its subsidiaries, under each employee benefit plan, program, or arrangement of Parent or its subsidiaries in which such employees are eligible to participate after the Effective Time, and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Parent and its subsidiaries. However, in no event will the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Parent shall honor in accordance with their terms all benefits accrued through the Effective Time under Company benefit plans.

Further Assurances; Reasonable Efforts. Prior to the Effective Time, each party agrees to use its reasonable best efforts to cause all things necessary to consummate the Merger and the transactions contemplated by the Merger Agreement.

No Solicitation. Subject to certain exceptions described below, from and after the date of the Merger Agreement and until the termination of the Merger Agreement pursuant to its terms, the Company has agreed not to, and not to authorize or permit its subsidiaries or any of its or their respective representatives to:

•	solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined hereinafter);

•

participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate knowingly the making of any inquiry or any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal; or

•	make or authorize any statement, recommendation or solicitation in respect of any Company Takeover Proposal (other than in connection with a change in recommendation).

The Company has further agreed that it will, and will cause each of its subsidiaries and representatives to:

•	immediately cease and terminate all discussions or negotiations with respect to any proposal that constitutes or would reasonably be expected to lead to a Company Takeover Proposal;

•	request the prompt return or destruction of all confidential information previously furnished; and

•	enforce any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party.

However, prior to the acceptance for payment of the Shares pursuant to the Offer, in response to an unsolicited Company Takeover Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) is or is reasonably likely to result in a Superior Company Proposal (as hereinafter defined), the Company may, after providing requisite notice to Parent (as summarized below), furnish information pursuant to a sufficiently restrictive confidentiality agreement to the person making the Company Takeover Proposal and participate in discussions and negotiations with such person.

Change in Recommendation. The Company has agreed that neither its Board nor a committee thereof will (i) withdraw or modify (or propose to withdraw or modify) the recommendation of the Board to approve the Merger Agreement, Offer or the Merger or (ii) approve or recommend (or propose to approve or recommend) any Company Takeover Proposal (each of (i) and (ii) being a “Change in Recommendation”), or (iii) permit the Company or any of its subsidiaries to enter into a letter of intent, acquisition agreement or similar agreement (each, an “Acquisition Agreement”) related to any Company Takeover Proposal.

However, if after consultation with outside counsel the Board determines that its failure to do so would be inconsistent with its fiduciary obligations to the Company under applicable law, the Company may (i) make a Change in Recommendation or (ii) at any time prior to the acceptance for payment of Shares pursuant to the Offer, in response to an unsolicited Superior Company Proposal, terminate the Merger Agreement in accordance with its terms, provided that concurrently with or immediately after such termination, it accepts the Superior Company Proposal and enters into an Acquisition Agreement with respect thereto. The Company agrees that it will not take any such action prior to the fifth business day following receipt of a Superior Proposal Notice by Parent. During the three business day period following receipt of the Superior Company Proposal (the “Negotiation Period”), the Company must negotiate in good faith with Parent to make such revisions to the terms and conditions of the Merger Agreement as would permit the Company Board not to make a Change in Recommendation or accept a Superior Company Proposal; provided that, in the event the person making a Superior Company Proposal revises such Superior Company Proposal in response to revisions proposed by Parent, the Company will notify and provide a copy to Parent of such revised Superior Company Proposal within 24 hours of receipt thereof and the Parent and Company will enter into a Negotiation Period during the two business day period following delivery of such revised Superior Company Proposal to Parent. If Parent proposes no such revisions during such period as would permit the Company Board not to make a Change in Recommendation, then the Company and the Company Board may make a Change in Recommendation or terminate the Merger Agreement if, after consultation with the Company’s outside legal counsel and financial advisors, the Company Board will have determined in good faith that the third party’s proposal remains a Superior Company Proposal and that, after consultation with its outside legal counsel, the failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law. For purposes of the Merger Agreement a “Superior Proposal Notice” means a written notice to Parent from the Company advising Parent that the Company Board is prepared to make a Change in Recommendation or accept a Superior Company Proposal, specifying the terms and conditions of such Superior Company Proposal and identifying the person making such Superior Company Proposal. The parties further agree that any material amendment to the price or any other material term of such Superior Company Proposal shall require a new Superior Proposal Notice and a new five business day period, as provided above. The Company Board, in determining whether to make a Change in Recommendation or to accept a Superior Company Proposal, shall give effect to any changes to the terms of the Merger Agreement proposed by Parent following receipt of the Superior Proposal Notice.

Company Takeover Proposal Information. The Company will within forty-eight (48) hours, advise Parent orally and in writing of any Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal) and the identity of the person making any such Company Takeover Proposal. The Company will (a) keep Parent fully informed of the status of any such Company Takeover Proposal, and (b) promptly advise Parent of any material amendments to the terms of any such Company Takeover Proposal. The Company further agrees not to take any actions whether contractually or otherwise to limit its ability to comply with its obligations under the Merger Agreement.

For purposes of the Merger Agreement, a “Superior Company Proposal” means any bona fide written offer not solicited by or on behalf of the Company made by a third party that if consummated would result in such third party acquiring, directly or indirectly, at least a majority of the voting power of the Company common stock (so long as such third party is obliged to consummate a customary back end merger pursuant to which any remaining holders of Company common stock are entitled to receive the same consideration) or all or substantially all the assets of the Company and its subsidiaries taken as a whole, (i) for consideration that the Company Board determines in its good faith judgment to be superior from a financial point of view on a present value basis to the holders of Company common stock than the transactions contemplated by the Merger Agreement (based on the advice of an independent financial advisor of nationally recognized reputation and after consultation with outside legal counsel), taking into account all the terms and conditions of such proposal, the Merger Agreement and any proposal by Parent to amend the terms of the Merger Agreement, (ii) for which financing, to the extent required, is then committed, (iii) for which, in the good faith judgment of the Company Board, no regulatory approvals are required, including antitrust approvals, that would not reasonably be expected to be obtained without undue cost or delay and (iv) that, in the good faith judgment of the Company Board, is otherwise reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal. For purposes of the Merger Agreement, a “Company Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving the Company; (ii) the acquisition by any person in any manner of a number of shares of any class of equity securities of the Company or any of its subsidiaries equal to or greater than ten percent (10%) of the number of such shares outstanding before such acquisition; or (iii) the acquisition by any person in any manner, directly or indirectly, of assets that constitute ten percent (10%) or more of the net revenues, net income or assets of the Company, in each case other than the transactions contemplated by the Merger Agreement.

Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of Shares, stock options, restricted stock units pursuant to the Merger Agreement, and the Offer and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters. Prior to the expiration of the Offer, the Company will take all such steps as may be required to cause each agreement and arrangement entered into by the Company or a subsidiary on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment, compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Obligations of Purchaser. Prior to the earlier of the Effective Time or the termination of the Merger Agreement, Purchaser will not undertake any business or activities other than in connection with the Merger Agreement and engaging in the Merger and the transactions contemplated by the Merger Agreement. Parent agrees that it will take all actions necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger and the transactions contemplated by the Merger Agreement.

Fairness Opinion. As soon as practicable following the date of the Merger Agreement, the Company will deliver to Parent a written copy of the fairness opinion prepared by Stifel Nicolaus Weisel solely for informational purposes.

Tax Matters. During the period from the date of the Merger Agreement to the Effective Time, (i) the Company and each of its subsidiaries will timely file all tax returns required to be filed by each such entity during such period (after taking into account any extensions) (each, a “Post-Signing Return”), which Post-Signing Returns will be complete and correct in all respects and, except as otherwise required by law, will be prepared on a basis consistent with the past practice of the Company; provided, however, that no material Post-Signing Returns will be filed with any governmental entity without Parent’s written consent, which consent will not be unreasonably withheld or delayed; (ii) the Company and each of its subsidiaries will timely pay all taxes due and payable with respect to the tax periods covered by such Post-Signing Returns; (iii) the Company will accrue a liability in its books and records and financial statements in accordance with generally accepted accounting principles and past practice for all taxes payable by the Company or any of its subsidiaries for which no Post-Signing Return is due prior to the Effective Time; (iv) the Company and each of its subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its subsidiaries in respect of any material amount of tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit without Parent’s prior written consent, which consent will not be unreasonably withheld or delayed; and (v) the Company and each of its subsidiaries will retain all books, documents and records necessary for the preparation of tax returns and reports and tax audits consistent with its standard policy.

Stockholder Litigation. The Company will keep Parent reasonably informed regarding the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement. No settlement will be agreed to without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) if Parent is a party to any such litigation and such settlement contains any stipulations of fact related to the merits of the claims against Parent that would reasonably be expected to be adverse to the Parent’s defense of such litigation.

Financing Cooperation. The Company will use commercially reasonable efforts to, and shall cause its subsidiaries, affiliates and representatives to use their reasonable best efforts to, cooperate with Parent and Purchaser in connection with the arrangement of financing for the transactions contemplated by the Merger Agreement, as reasonably requested by Parent, including (i) making senior management of the Company available to participate in meetings, due diligence sessions, presentations, “road shows” and sessions with rating agencies, (ii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iii) furnishing Parent and its financing sources with customary financial and other pertinent information regarding the Company and the Company subsidiaries (the “Required Information”), including financial statements, pro forma financial information, financial data, audit reports and other information of the and form customarily included in such documents, (iv) assisting Parent in obtaining accountants’ comfort letters, legal opinions, surveys and title insurance and (v) executing and delivering any commitment letters, underwriting or placement agreements, registration statements, pledge and security documents, other definitive financing documents or other requested certificates or documents. Parent and Purchaser will promptly, upon request by the Company, reimburse the Company for all documented out-of-pocket expenses incurred by the Company, its affiliates or its representatives in connection with such cooperation.

Conditions to the Merger. The obligations of the parties to complete the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following mutual conditions:

•	if required, approval of the Merger Agreement by the requisite vote of the stockholders of the Company in accordance with applicable law and the Company’s charter and bylaws;

•

the waiting periods applicable to the Merger under the HSR Act and other applicable antitrust laws will have expired or been terminated and all antitrust consents applicable to the merger will have been obtained;

•

all other authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity that are necessary to effect the Merger or any of the transactions contemplated by the Merger Agreement will have been obtained, will have been made or shall have occurred;

•

no law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) has been enacted, issued, promulgated or enforced which would have the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal; and

•

Purchaser will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, although this condition will not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails, or Parent fails to cause Purchaser, to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

The obligations of Parent and Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer are subject to the satisfaction or waiver by Parent of the following conditions (provided, however, that the Minimum Condition cannot be waived):

•

each of the representations and warranties of the Company set forth in the Merger Agreement are true and correct, in each case, as of the date Purchaser accepts for purchase the validly tendered Shares (except to the extent that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Company Material Adverse Effect;

•

the Company has performed in all material respects with all of its obligations required to be performed by it under the Merger Agreement at or prior to the time Purchaser accepts for purchase the validly tendered Shares;

•	the Minimum Condition will have been satisfied;

•

there is no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer or the Merger shall be in effect, provided, however, that in the event of a temporary restraining order or preliminary injunction, Purchaser will, and Parent will cause Purchaser to, extend the Offer until the earlier of the Outside Date or such time as such injunction is either lifted or finally determined to be permanent;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer or the Merger;

•

there is no pending or threatened suit, action or proceeding by any governmental entity (a) seeking to prohibit the completion of the Offer; (b) seeking to prohibit or limit the ownership or operation by the Company or Parent or any of their respective subsidiaries of any material business or assets of the Company or Parent, or (c) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company;

•	as of the date that Purchaser is scheduled to accept the Shares for purchase (as extended by Purchaser from time to time) there will not be any continuing Company Material Adverse Effect; and

•

the waiting periods applicable to the Merger under the HSR Act and other applicable antitrust laws will have expired or been terminated, and all antitrust consents applicable to the merger will have been obtained.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any requisite approval of the stockholders of the Company, as follows:

•	by the mutual written consent of Parent and the Company;

•

by Parent, prior to the acceptance of Shares for payment pursuant to the Offer, if the representations or warranties made by the Company in the Merger Agreement are not true and correct in all material respects, or if the Company has breached or failed to perform in any material respect its covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (a) would give rise to the failure of a condition of the Offer and (b) cannot be or has not been cured prior to the Outside Date (as defined hereinafter), provided that Parent has given the Company written notice, delivered at least ten (10) business days prior to such termination, stating Parent’s intention to terminate and basis for terminating the Merger Agreement;

•

by the Company, prior to the acceptance of Shares for payment pursuant to the Offer, if any representation or warranty made by Parent or Purchaser in the Merger Agreement is not true and correct in all material respects, or if either Parent or Purchaser breaches or fails to perform in any material respect its covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (i) gives rise to a Parent Material Adverse Effect, and (ii) cannot be or has not been cured prior to the Outside Date; provided, that the Company has given Parent written notice, delivered at least ten (10) business days prior to such termination, stating the Company’s intention to terminate and basis for terminating the Merger Agreement;

•	by either Parent or the Company, if:

•

any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided, however, the terminating party’s breach did not cause, result in or contribute to such order, decree, ruling or other action; or

•

as the result of the failure of any of the conditions of the Offer, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer prior to the Outside Date, provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not available to any party (a) whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, resulted in, or contributed to, the failure of any such condition to have occurred on or prior to the aforesaid date or (b) who has failed to comply in all material respects with its covenants or agreements contained in the Merger Agreement, which failure to comply has not been cured;

•

by the Company, prior to the acceptance for payment of Shares pursuant to the Offer, in accordance with terms of the Merger Agreement providing for the withdrawal or modification of the Company’s recommendation, provided that the Company complies with all of the requisite provisions of the Merger Agreement, including notice provisions and payment of a termination fee, if applicable; and

•

by Parent, if the Minimum Condition has not been met by the Outside Date, provided that such failure is not caused by Parent or Purchaser’s failure to fulfill its obligations or to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement, which failure to comply has not been cured.

Termination Fees and Expenses.

Generally, except for certain expenses incurred related to filings with governmental entities and termination fees summarized in this section, expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Company has agreed that in the event:

•

the Merger Agreement has been terminated by the Company in connection with a withdrawal or modification of the Company’s recommendation following receipt of a Superior Company Proposal and subject to the restrictions set forth in the Merger Agreement; or

•

(a) the Company has knowledge of a Company Takeover Proposal and such Company Takeover Proposal has not been withdrawn, (b) a Company Takeover Proposal shall have been made directly to holders of Company common stock and such Company Takeover Proposal has not been withdrawn, or (c) any person has publicly announced an intention and not withdrawn its intent to make a Company Takeover Proposal, and thereafter the Merger Agreement is terminated (i) either by Parent or the Company, if the Offer has been terminated or expired in accordance with its terms without Purchaser having purchased any Shares prior to the Outside Date, subject to certain limitations set forth in the Merger Agreement, or (ii) by Parent, if the number of Shares tendered (and not properly withdrawn by the Outside Date) fails to constitute at least a majority of the total number of outstanding Shares as of the date that Purchaser accepts the Shares for purchase (assuming all vested options and other rights to purchase shares of Company Common Stock for the Per Share Amount or less have been exercised), and within twelve (12) months of such termination the Company either enters into an Acquisition Agreement or consummates a Company Takeover Proposal involving the person who made the Company Takeover Proposal;

then, in each case, the Company must pay to Parent a fee equal to $11,000,000 and reimburse Parent for up to $1,500,000 of its reasonable, documented out-of-pocket expenses incurred in connection with the Offer and the Merger. In any proceeding by Parent or Purchaser alleging breach of the Company’s obligations under the Merger Agreement, the amount of any termination fee previously paid by the Company will be credited against any damages that the Parent or Purchaser may be entitled to receive.

The Parent has agreed that in the event the Merger Agreement has been terminated in certain circumstances because of, and there exists, any antitrust actions or any antitrust consent has not been obtained or any antitrust order has not been vacated, reversed or overturned, then, subject to certain conditions in the Merger Agreement, Parent must pay the Company a fee equal to $11,000,000 and reimburse the Company for up to $1,500,000 of its reasonable, documented out-of-pocket expenses incurred in connection with the Offer and the Merger. The Company’s receipt of the termination fee from Parent will be its sole and exclusive remedy in connection with the termination of the Merger Agreement for failure to resolve antitrust issues with the Merger. In any proceeding by the Company alleging breach of Parent or Purchaser’s obligations under the Merger Agreement, the amount of any termination fee previously paid by Parent will be credited against any damages that the Company may be entitled to receive.

Amendment and Waiver. The Merger Agreement provides that it may be amended by the parties by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent, but, after any such approval, no amendment will be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger

Agreement that may be legally waived. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The Merger Agreement provides that the failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights. No practice or custom of the parties in variance of the terms of the Merger Agreement shall constitute a waiver of that party’s right to demand exact compliance with the terms of the Merger Agreement. The Merger Agreement provides a waiver shall not obligate that party to agree to any further or subsequent waivers or affect the validity of the provision relating to any such waiver.

The Tender and Support Agreement

Each of the officers and directors of the Company and certain other stockholders of the Company, all of whom are named below, has entered into a Support Agreement with Parent in each of his or her capacity as a stockholder of the Company.

Stockholder	Number of Outstanding Shares Owned
Jim Offerdahl	113,400
Vinay Bhagat	227,121
Eugene Austin	366,243
Christopher Hollenbeck	123
Hollenbeck Family Living Trust	1,316
Granite Ventures, L.P.	1,338,929
Granite Ventures, LLC	6,856
Adams Street V, LP	1,129,550
El Dorado Technology ’01, L.P.	34,277
El Dorado Ventures VI, L.P.	1,453,872
Adobe Systems, Inc.	1,153,477
Bill Bock	0
Pat Hume	0
Scott Irwin	0
Kristin Magnuson	0
George Spencer	0
Sara Spivey	0
Marc Cannon	0

The Support Agreement, among other things, (i) obligates each stockholder to tender all of his or its Shares in the Offer, (ii) obligates each stockholder to vote his or its Shares in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) restricts the transfer of Shares held by the applicable stockholder, all pursuant to the terms and subject to the conditions set forth in the Support Agreement.

In addition, each stockholder who entered into the Support Agreement granted an irrevocable proxy appointing persons designated by Parent as such shareholder’s attorney-in-fact and proxy to vote and exercise all voting and related rights with respect to such stockholder’s Shares (including any Shares each such stockholder may acquire in the future) relating to the matters that are the subject of the Support Agreement.

The aggregate number of Shares owned by the stockholders who have entered into the Support Agreement is 5,825,164. Based on the number of Shares outstanding as of January 16, 2012, the number of Shares owned by the stockholders who have entered into the Support Agreement represents approximately 31.3% of the issued and outstanding Shares. These stockholders also own options exercisable for 676,153 Shares, all of which have exercise prices less than the Offer Price.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO.

Employment Agreements

The following executive officers of the Company have accepted offers of employment and entered into an employment agreement with Parent: Gene Austin; Gary Allison; Marc Cannon; Patricia Hume; and Sara Spivey. Each will serve the Company in a similar capacity as he or she does now, even after it becomes a subsidiary of Blackbaud. Each offer and agreement will become effective as of the Closing Date. At that time, all employment agreements, offer letters, bonus compensation plans and/or severance agreements between the officer and the Company will terminate. Each offer and agreement with Blackbaud provides for at-will employment and includes one-year non-solicitation and non-competition covenants.

Mr. Austin, President of the Enterprise & Customer Business Unit of Blackbaud, will be paid $370,000 as an annual base salary, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $200,000 by the 30-day average share price prior to approval by the Board of Directors. Mr. Austin will also be granted, subject to the approval of the Board of Directors, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $200,000 by the 30-day average share price prior to approval by the Board of Directors, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Board of Directors. Mr. Austin will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Mr. Austin’s personal objectives, and his “target” bonus opportunity under this plan will be 50% of his annual base salary. As a member of Blackbaud’s Strategy Committee, and subject to approval by the Board of Directors, Mr. Austin will be awarded performance shares valued at $250,000. If Mr. Austin voluntarily resigns or Blackbaud terminates his employment without cause within the first 12 months following his start date of employment, Mr. Austin will be eligible to receive payment of his base salary for an additional 12 months following his termination or resignation. All unvested options to buy Convio common stock and Convio restricted stock units held by Mr. Austin pursuant to Convio’s stock plans will accelerate and vest as of the closing of the Merger and will be terminated and paid out as vested awards and outstanding stock.

Mr. Allison, Vice President of Engineering of Blackbaud, will be paid an annual base salary equal to his base salary on the day prior to the closing of the Merger, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors. Mr. Allison will also be granted, subject to the approval of the Board of Directors, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Board of Directors. Mr. Allison will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Mr. Allison’s personal objectives, and his “target” bonus opportunity under this plan will be 30% of his annual base salary. If Mr. Allison voluntarily resigns or Blackbaud terminates his employment without cause within the first 12 months following his start date of employment, Mr. Allison will be eligible to continue receiving payment of his base salary for an additional 6 months following his termination or resignation. All unvested options to buy Convio common stock and Convio restricted stock units held by Mr. Allison pursuant to Convio’s stock plans will accelerate and vest as of the closing of the Merger and will be terminated and paid out as vested awards and outstanding stock.

Mr. Cannon, Vice President of Professional Services of the Convio Division of Blackbaud, will be paid an annual base salary equal to his base salary on the day prior to the closing of the Merger, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors. Mr. Cannon will also be granted, subject to the approval of the Board of Directors, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Board of Directors. Mr. Cannon will be eligible to participate in the Convio Professional Services incentive plan and his “target” bonus opportunity under this plan will be 30% of his annual base salary. If Mr. Cannon voluntarily resigns or Blackbaud terminates his employment without cause within the first 12 months following his start date of employment, Mr. Cannon will be eligible to continue receiving payment of his base salary for an additional 6 months following his termination or resignation. All unvested options to buy Convio common stock and Convio restricted stock units held by Mr. Cannon pursuant to Convio’s stock plans, with the exception of his April 30, 2009 grant, will accelerate and vest as of the closing of the Merger and will be terminated and paid out as vested awards and outstanding stock.

Ms. Hume, Vice President of Sales of the Convio Division of Blackbaud, will be paid an annual base salary equal to her base salary on the day prior to the closing of the Merger, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors. Ms. Hume will also be granted, subject to the approval of the Board of Directors, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Board of Directors. Ms. Hume will have a sales/commission plan target bonus of $260,000. If Ms. Hume voluntarily resigns or Blackbaud terminates her employment without cause within the first 12 months following her start date of employment, Ms. Hume will be eligible to continue receiving payment of her base salary for an additional 6 months following her termination or resignation. Fifty percent (50%) of the unvested options to buy Convio common stock and Convio restricted stock units held by Ms. Hume pursuant to Convio’s stock plans will accelerate and vest as of the closing of the Merger and will be terminated and paid out as vested awards and outstanding stock.

Ms. Spivey, Vice President of Corporate Marketing of Blackbaud, will be paid an annual base salary equal to her base salary on the day prior to the closing of the Merger, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors. Ms. Spivey will also be granted, subject to the approval of the Board of Directors, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Board of Directors, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Board of Directors. Ms. Spivey will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Ms. Spivey’s personal objectives, and her “target” bonus opportunity under this plan will be 30% of her annual base salary. If Ms. Spivey voluntarily resigns or Blackbaud terminates her employment without cause within the first 12 months following her start date of employment, Ms. Spivey will be eligible to continue receiving payment of her base salary for an additional 6 months following her termination or resignation. All unvested options to buy Convio common stock and Convio restricted stock units held by Ms. Spivey pursuant to Convio’s stock plans, with the exception of her February 5, 2009 grant, will accelerate and vest as of the closing of the Merger and will be terminated and paid out as vested awards and outstanding stock.

14. DIVIDENDS AND DISTRIBUTIONS

As discussed in Section 13 entitled “Transaction Documents” of this Offer to Purchase, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, without the prior written consent of Parent, the Company may not (i) declare, set aside, make or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of its capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, any capital stock (other than any such transaction by a wholly owned subsidiary of Company that remains a wholly owned subsidiary of Company after consummation of such transaction in the ordinary course of business and provided that Company may make certain grants of options), or (ii) purchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its subsidiaries, other than net issuances of restricted stock units upon the vesting thereof, repurchases of unvested Shares at cost or for de minimus consideration in connection with either the termination of the employment relationship with any employee or upon the resignation of any director or consultant, in each case, pursuant to stock option or purchase agreements in effect on the date of the Merger Agreement.

15. CERTAIN CONDITIONS TO THE OFFER

Neither Parent nor Purchaser will be obligated to accept for payment, or, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for) unless the following conditions are met:

•

there shall have been validly tendered and not properly withdrawn prior to the Outside Date, a number of Shares which, together with any shares of Company Common Stock Parent or Purchaser beneficially owns, will constitute at least a majority of the total number of outstanding Shares as of the date that Purchaser accepts the Shares for purchase, assuming all vested options and other rights to purchase shares of Company Common Stock for the Per Share Amount or less have been exercised (the “Minimum Condition”);

•

the representations and warranties of the Company contained in the Merger Agreement are true and correct at and as of the time Purchaser accepts for purchase Shares validly tendered pursuant to the Offer as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Company Material Adverse Effect;

•

the Company shall have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement at or prior to the time Purchaser accepts for purchase the Shares validly tendered pursuant to the Offer;

•

no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer or the Merger shall be in effect, provided, however, that in the event of a temporary restraining order or preliminary injunction, Purchaser will, and Parent will cause Purchaser to, extend the Offer until the earlier of the Outside Date or such time as such injunction is either lifted or finally determined to be permanent;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer or the Merger;

•

there shall not be pending any suit, action or proceeding by any governmental entity: (A) seeking to prohibit the completion of the Offer; (B) seeking to prohibit the ownership or operation by the Company or Parent or any of their respective subsidiaries of any material business or assets of the Company or Parent; or (C) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company;

•	there is not any continuing Company Material Adverse Effect; and

•

the waiting periods applicable to the Merger under the HSR Act and other applicable antitrust laws will have expired or been terminated, and all antitrust consents applicable to the merger will have been obtained.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition may not be waived and, provided further, that Purchaser and Parent may not assert the conditions described above if the failure of Purchaser or Parent to fulfill its obligations contained in the Merger Agreement has been the cause of, resulted in, or contributed to the failure of any such condition to have been satisfied. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

General. Except as described in this Section 16, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein.

Antitrust. The transactions contemplated by the Merger Agreement are subject to compliance by the Company with the notification filing requirements under the HSR Act and the rules and regulations promulgated thereunder.

State Takeover Laws. A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept or purchase any Shares tendered.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be revoked by the SEC in connection with the Company’s failure to file periodic reports or terminated by the Company, upon application to the SEC, if there are fewer than 300 record holders of Shares following the consummation of the Offer. If the Company’s equity securities were deregistered under the Exchange Act, all public trading in the Shares, including the trading on Nasdaq, would cease.

Moreover, the revocation or termination of the registration of the Company’s equity securities under the Exchange Act would cease the Company’s ongoing reporting obligations under Section 13(a) of the Exchange Act, which would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC.

Such revocation or termination would also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, inapplicable to the Company. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act. See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration” of this Offer to Purchase.

17. APPRAISAL RIGHTS

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, at the effective time of the Merger, stockholders (other than those who tendered their Shares pursuant to the Offer) will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of their Shares as of the time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining fair value, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the price per share to be paid for the Shares in the Merger or the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of the Shares in the Offer or the Merger Consideration.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

18. CERTAIN FEES AND EXPENSES

Georgeson Inc. has been retained by Parent and Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Computershare Inc. has been retained by Parent and Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

19. MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Parent or Purchaser). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

CARIBOU ACQUISITION CORPORATION

January 25, 2012

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below are the names, business addresses and current principal occupations or employment, and material occupations, positions, offices or employment for at least the past five years, of the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, the business address and telephone number of each person listed below is 2000 Daniel Island Drive, Charleston, South Carolina 29492, telephone (843) 216-6200, and each person listed below is a citizen of the United States.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the persons listed below (i) owns either beneficially or of record, or has contractual right to acquire, any securities of the Company, or (ii) has benefited from any transaction in any securities of the Company during the past two years, or (iii) has any contracts or arrangements with regard to any securities of the Company.

Parent

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors

Marc E. Chardon	Marc E. Chardon has served as President, Chief Executive Officer of Parent and a member of Parent’s Board of Directors since November 2005. Previously, Mr. Chardon served as Chief Financial Officer for the Information Worker business group at Microsoft Corporation. He joined Microsoft in August 1998 as General Manager of Microsoft France. Prior to joining Microsoft, Mr. Chardon was General Manager of Digital France. He joined Digital in 1984, and held a variety of international marketing and business roles within the company. In 1994, Mr. Chardon was named Director, Office of the President, with responsibility for Digital’s corporate strategy development.

Timothy Chou	Timothy Chou has served on Parent’s board of directors since June 2007. Mr. Chou co-founded Openwater Networks in November 2005 and has served on its Board of Directors since that time. From November 1999 until January 2005, he served as President of Oracle On Demand, a division of Oracle Corporation. Prior to that, Mr. Chou served as Chief Operating Officer of Reasoning, Inc. and as Vice President, Server Products, of Oracle Corporation. He has also served as a director for Embarcadero Technologies, Inc. since 2000.

George H. Ellis	George H. Ellis joined Parent’s Board of Directors in March 2006. Mr. Ellis has been Chief Financial Officer of the Studer Group since September 2011. Prior to that, from July 2006 to August 2011, Mr. Ellis was Chief Financial Officer of Global 360, Inc. Since April 2010, Mr. Ellis has served on the board of Liquidity Services, Inc., currently as Chairman of its Audit Committee. He also has served as the Chairman of Softbrands, Inc. since its formation in October 2001, and as its Executive Chairman from January 2006 to June 2006 and its Chief Executive Officer from October 2001 to January 2006. Mr. Ellis was also the Chairman and Chief Executive Officer of AremisSoft Corporation from October 2001 to confirmation of its plan of reorganization under Chapter 11 of the Federal Bankruptcy Code in August 2002, and served as a director of AremisSoft from April 1999 until February 2001. Mr. Ellis served on the board of directors and advisory boards of several nonprofit companies in the Dallas area.

Andrew M. Leitch	Andrew M. Leitch was appointed to Parent’s Board of Directors in February 2004 and has served as Chairman since July 2009. Mr. Leitch was with Deloitte & Touche LLP for over 27 years, most recently serving as the Vice Chairman of the Management Committee, Hong Kong from September 1997 to March 2000. In the past five years, Mr. Leitch has served on the board of directors of the following public companies: STR Holdings, Inc. (since November 2009); Cardium Therapeutics, Inc. (since August 2007); L&L Energy Inc. (since January 2011 to April 2011); Aldila, Inc. (from May 2004 to February 2010); and Wireless Facilities Inc., now Kratos Defense & Security Solutions, Inc. (from April 2005 to March 2006). Mr. Leitch also serves as director of several private companies.

John P. McConnell	John P. McConnell joined Parent’s Board of Directors in March 2006. Mr. McConnell has been the President and Chief Executive Officer of McConnell Golf LLC, a private company, since November 2006. Mr. McConnell served as the President and Chief Executive Officer of A4 Health Systems, Inc. from December 1998 until its sale in March 2006 to Allscripts Healthcare Solutions, Inc., now known as Allscripts-Misys Healthcare Solutions, Inc. Mr. McConnell sat on the board of directors of Allscripts from March 2006 until March 2008. He co-founded Medic Computer Systems, Inc. in 1982 and served as its Chief Executive Officer until its sale to Misys Plc in 1997. Mr. McConnell also has served on the board of directors of several private entities including MED3000, Inc. since June 1996, RxMedic since January 2007 and the Green Spring Foundation since January 2000.

Carolyn Miles	Carolyn Miles has served on Parent’s Board of Directors since March 2007. Ms. Miles has been President and Chief Executive Officer of Save the Children Federation, Inc., a nonprofit organization, since 2011 and has served in various capacities since joining Save the Children Federation in 1998. Prior to joining Save the Children Federation, Ms. Miles worked with American Express Travel-Related Services in New York and Hong Kong.

David G. Golden	David G. Golden joined Parent’s Board of Directors in July 2010. Mr. Golden has been a Partner, Executive Vice President and most recently Strategic Advisor of Revolution LLC, a private investment company, since March 2006, after spending 18 years, including 5 years as Vice Chairman, with JPMorgan (and predecessor companies). Mr. Golden also serves as Executive Chairman of Code Advisors, a private merchant bank, since its founding in 2010. Mr. Golden currently serves on the boards of directors of Barnes & Noble, Everyday Health, Inc., Extend Health, Inc., Vinfolio, Inc., The Branson School, and Accelerate Brain Cancer Cure, and on the advisory boards of Granite Ventures LLC and Partners for Growth LLC.

Sarah E. Nash	Sarah E. Nash joined Parent’s Board of Directors in July 2010. Ms. Nash currently serves on the board of directors of Knoll, Inc., a public company, and Merrimack Pharmaceuticals, Inc., a private company, and is a trustee of the New-York Historical Society, New York-Presbyterian Hospital, the New York Restoration Project, and Washington and Lee University. She is also a member of the Business Leadership Council of City University of New York and the National Board of the Smithsonian Institution. Ms. Nash spent nearly 30 years in investment banking at JPMorgan, retiring as Vice Chairman in 2005.

Executive Officers

Marc E. Chardon	See information set forth above.

Anthony W. Boor	Anthony W. Boor has served as Parent’s Senior Vice President and Chief Financial Officer since November 14, 2011. Prior to joining Parent, Mr. Boor served as an executive with Brightpoint, Inc. beginning in 1999, most recently as its Executive Vice President, Chief Financial Officer and Treasurer. He served as Director of Business Operations for Brightpoint North America from August 1998 to July 1999. Prior to joining Brightpoint, Mr. Boor was employed in various financial positions with Macmillan Computer Publishing Inc., Day Dream Publishing, Inc. Ernst & Young LLP, Expo New Mexico, KPMG LLP and Ernst & Whinney LLP.

Charles T. Cumbaa	Charles T. Cumbaa has served as Parent’s President, Enterprise Customer Business Unit since January 2010. From May 2001 to December 2009, he served as Senior Vice President of Products and Services. Prior to joining Parent, Mr. Cumbaa was an Executive Vice President with Intertech Information Management from December 1998 until October 2000. From 1992 until 1998 he was President and Chief Executive Officer of Cognitech, Inc., a software company he founded. From 1984 to 1992 he was Executive Vice President of Sales and Services at Sales Technologies. Prior to that, he was employed by McKinsey & Company.

Kevin Mooney	Kevin Mooney has served as Parent’s President, General Markets Business Unit since January 2010. He joined Parent in July 2008 as Senior Vice President of Sales & Marketing and Chief Commercial Officer. Before joining Parent, Mr. Mooney was a senior executive at Travelport GDS from August 2007 to May 2008. As Chief Commercial Officer of Travelport GDS, one of the world’s largest providers of information services and transaction processing to the travel industry, Mr. Mooney was responsible for global sales, marketing, training, service and support activities. Prior to that he was Chief Financial Officer for Worldspan from March 2005 until it was acquired by Travelport in August 2007. Mr. Mooney has also held key executive positions in the telecommunications industry.

Brad J. Holman	Brad J. Holman, President of the International Business Unit, joined Parent in November 2010. Prior to joining Parent, Mr. Holman served as Partner and Chief Commercial Officer at ATI Business Group, a Jakarta-based company that provides outsourcing and technical services to the aviation and travel sectors, from February 2010 to October 2010. Prior to that, from June 2006 to February 2010, Mr. Holman served as President of Travelport’s Asia Pacific operations, which provides information services and transaction processing to the travel industry. From July 2001 to May 2006, Mr. Holman held various senior management roles at Travelport, including Senior Vice President of airline services in Asia Pacific and Managing Director of operations in Europe, Middle East and Africa.

Jana B. Eggers	Jana B. Eggers, Parent’s Senior Vice President of Product Management and Marketing, joined in November 2010. Prior to joining Parent, Ms. Eggers served as Chief Executive Officer of Germany-based Spreadshirt from October 2006 to November 2010. Prior to that Ms. Eggers served as Director for Intuit from April 2002 to October 2006, where she founded and led the company’s corporate Innovation Lab, which researched and designed new offerings. From March 2003 to October 2006, Ms. Eggers also served as General Manager for Intuit’s QuickBase business, serving the Fortune 100, where it became Intuit’s fastest-growing business unit. Ms. Eggers has also held executive and technology leadership positions at internationalization firm Basis Technology, American Airline’s Sabre, Los Alamos National Laboratory and several acquired start-ups.

Charles L. Longfield	Charles L. Longfield has served as Parent’s Senior Vice President, Chief Scientist since January 2010. He joined Parent in January 2007 as Chief Scientist as part of the acquisition of the Target companies, both of which he founded and then led as Chief Executive Officer since the early 1990s. Mr. Longfield has extensive experience designing and implementing national as well as international constituency databases that address the fundraising information needs at many of the world’s largest nonprofit organizations. Mr. Longfield has over 30 years of experience helping nonprofits automate their fundraising operations.

John J. Mistretta	John J. Mistretta has served as Parent’s Senior Vice President of Human Resources since August 2005. Prior to joining Parent, Mr. Mistretta was an Executive Vice President of Human Resources and Alternative Businesses at National Commerce Financial Corporation from 1998 to 2005. Earlier in his career, Mr. Mistretta held various senior human resources positions over a thirteen year period at Citicorp.

Heidi Strenck	Heidi H. Strenck has served as Parent’s Senior Vice President and Controller since January 2007. From October 2002 until January 2007, Ms. Strenck served as Vice President and Controller. Ms. Strenck joined Parent in September 1996 and held key management roles as Accounting Manager from 1996 until 1997 and as Controller until 2002. Prior to joining Parent, she served as a Senior Associate with Coopers & Lybrand and as Internal Auditor for The Raymond Corporation.

Purchaser

Directors

Marc E. Chardon	See information set forth above.

Anthony W. Boor	See information set forth above.

Charles T. Cumbaa	See information set forth above.

Executive Officers

Marc E. Chardon	Chief Executive Officer and President. See information set forth above.

Anthony W. Boor	Chief Financial Officer and Treasurer. See information set forth above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the share certificates and any other required documents should be sent or delivered by each holder of Shares or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand:

Computershare Inc. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	(For Eligible Institutions Only) (617) 360-6810 Confirm by Telephone: (781) 575-2332	Computershare Inc. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Parent’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street - 26th Floor

New York, New York 10038

Banks and Brokers call (212) 440-9800

All others call toll-free (800) 868-1391